Exhibit 21
Subsidiaries of Registrant

Prestige Home Centers, Inc.	Florida
Mountain Financial, Inc. (a subsidiary of Prestige Home Centers, Inc.)	Florida
Majestic Homes, Inc. (a subsidiary of Prestige Home Centers, Inc.)	Florida
Nobility Parks I, LLC	Florida
Nobility Parks II, LLC	Florida